Exhibit 12

Electronic Data Systems Corporation

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in millions)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$241	$321	$301	$258	$247
Portion of rentals deemed to be interest	274	284	309	278	321

Total fixed charges	515	605	610	536	568

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	439	(374)	(517)	1,325	2,213
Minority interest in consolidated subsidiaries and (income) losses of equity investees	10	(7)	(1)	(9)	(9)
Total fixed charges per above	515	605	610	536	568

Earnings available for fixed charges	964	224	92	1,852	2,772

Coverage (deficiency)	449	(381)	(518)	1,316	2,204

Ratio of earnings to fixed charges	1.9	—	—	3.5	4.9